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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Nextel Partners, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

65333F107

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 7 pages

13G
CUSIP No. 65333F107

1.	Name of Reporting Person: Mark Fanning		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 782,197

		6.	Shared Voting Power: 0 (see also Item 4)

		7.	Sole Dispositive Power: 782,197

		8.	Shared Dispositive Power: 0 (see also Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 782,197 (see also Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: See Item 4 ☐

11.	Percent of Class Represented by Amount in Row (9): 0.4% of the Class A Common Stock (See Item 2 and Item 4)

12.	Type of Reporting Person: IN

Page 2 of 7 pages

Schedule 13G

     This Schedule 13G is filed with the Securities and Exchange Commission on behalf of Mark Fanning as a party to the Amended and Restated Shareholders Agreement, dated February 18, 2000, as amended, by and among Nextel Partners, Inc. (the “Shareholders Agreement”). Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Exchange Act and regulations promulgated thereunder, and is not to be construed as an admission that the Reporting Person is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a).	Name of Issuer:

Nextel Partners, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4500 Carillon Point Kirkland, WA 98033

Item 2(a), Item 2(b) and Item 2(c). Name of Person Filing, Address of Principal Business Office and Citizenship:

     Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations under the Exchange Act, this Schedule 13G is filed on behalf of Mark Fanning (the “Reporting Person”) who, pursuant to Rule 13d-5(b)(1), along with certain individuals and entities (the “Non-Reporting Persons”) identified below, may be deemed as a group to have acquired beneficial ownership of shares of Class A Common Stock (the “Class A Common Stock”) and Class B Common Stock (the “Class B Common Stock”) of Nextel Partners, Inc. as a result of the Reporting Person and the Non-Reporting Persons being signatories to the Shareholders Agreement. The Reporting Person beneficially owns 0.4% of the outstanding Class A Common Stock of Nextel Partners, Inc. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that a group exists within the meaning of the Exchange Act. The holders of the Class A Common Stock and the Class B Common Stock are entitled to one vote per share on all matters in which they are entitled to vote. Based on information provided by Nextel WIP Corp., it owns 100% of the outstanding Class B Common Stock. The Class B Common Stock is convertible into Class A Common Stock at any time on a one-for-one basis upon transfer to a person other than Nextel Communications, Inc. (“NCI”), a majority-owned NCI subsidiary or a person or entity controlling NCI. However, because such transfers are prohibited under the Shareholders Agreement and the Nextel Partners, Inc. Restated Certificate of Incorporation until January 29, 2011, this Schedule 13G assumes Nextel WIP Corp. does not currently have the right to acquire shares of Class A Common Stock upon conversion of the Class B Common Stock.

Reporting Person:

1. Mark Fanning

4500 Carillon Point
Kirkland, WA 98033
Citizenship: United States

The following Non-Reporting Person is referred to herein as the “Non-Voting Entity”:

1. Eagle River Investments LLC (Washington limited liability company)

2300 Carillon Point
Kirkland, WA 98033-7353

The following Non-Reporting Persons (Nos. 2-6) are referred to herein as the “Voting Entities”:

2. Madison Dearborn Capital Ptrs II, LP (Delaware limited partnership)

3 First National Plaza
Suite 3800
Chicago, IL 60602

3. Motorola, Inc. (Delaware corporation)

1303 E. Algonquin Road
Schaumburg, IL 60196

Page 3 of 7 pages

4. Nextel WIP Corp. (Delaware corporation)

2001 Edmund Halley Drive
Reston, VA 20191

5. David Aas (US citizen)
6. John Chapple (US citizen)

4500 Carillon Point
Kirkland, WA 98033

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

65333F107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

Item 4.	Ownership:

(a)-(c) Amount Beneficially Owned, percent of class and voting/dispositive power.

          Although the Reporting Person and each Non-Reporting Person disclaims beneficial ownership of any shares of Class A Common Stock and Class B Common Stock beneficially owned by each other Non-Reporting Person, pursuant to the Exchange Act and the regulations thereunder, the Reporting Person and the Non-Reporting Persons may be deemed as a group to have acquired beneficial ownership of 26,248,181 shares of Class A Common Stock and 84,632,604 shares of Class B Common Stock, the aggregate number of shares of Common Stock which are beneficially subject to the terms of the Stockholders Agreement, representing 14.5% of the outstanding Class A Common Stock and 100% of the outstanding Class B Common Stock as of December 31, 2004.

          The Reporting Person has, as of December 31, 2004, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

          The Reporting Person has sole power to vote and dispose of 782,197 shares, or 0.4% of the outstanding shares, of Class A Common Stock. The Reporting Person may be deemed to also have the shared power to vote of an aggregate of 15,815,583 additional shares, or 8.7% of the outstanding shares, of Class A Common Stock, and 84,632,604 shares, or 100% of the outstanding shares, of Class B Common Stock. The Reporting Person may also be deemed to have the shared power to dispose of an aggregate of 24,869,695 additional shares, or 13.7% of the outstanding shares, of Class A Common Stock, and 84,632,604 shares, or 100% of the outstanding shares, of Class B Common Stock. The Reporting Person disclaims beneficial ownership all shares of which it may be deemed to have shared power to vote or dispose.

Page 4 of 7 pages

          The Non-Reporting Persons, as of December 31, 2004, may be deemed to have shared power to direct the disposition of an aggregate of 24,869,695 shares, or 13.7% of the outstanding shares, of the Class A Common Stock, and 84,632,604 shares, or 100% of the outstanding shares, of Class B Common Stock. The Voting Entities may be deemed to have shared power to vote an aggregate of 15,815,583 shares, or 8.7% of the outstanding shares, of Class A Common Stock, and 84,632,604 shares, or 100% of the outstanding shares, of Class B Common Stock. The Non-Voting Entity may be deemed to have power to vote an aggregate of 10,054,112 shares, or 5.5% of the outstanding shares, of Class A Common Stock. Each Non-Reporting Person disclaims beneficial ownership of the shares of which they may be deemed to share power to vote or dispose.

          The ownership information set forth above pertaining to shared dispositive and voting power in respect of the shares of Class A Common Stock subject to the Shareholders Agreement is based solely on (i) the record ownership by the Reporting Person, (ii) information provided in public filings and (iii) information provided to the Reporting Person by the Non-Reporting Persons pursuant to the provisions of the Shareholders Agreement. To the extent information provided in this Item is derived from information described in clause (ii) or (iii) of the immediately preceding sentence, it is subject in its entirety to the accuracy of such information.

          The number of shares of Class A Common Stock that are subject to the Shareholders Agreement beneficially owned by the Reporting Person and each Non-Reporting Person as of December 31, 2004 is set forth below:

	Number of Shares of Class A	Percentage of Class
	Common Stock Subject to	A Common Stock(1)
	Shareholders Agreement
Beneficial Owner
Madison Dearborn Capital Partners II, L.P.	12,349,179	6.8%
Eagle River Investments LLC(2)	10,054,112	5.5%
Motorola, Inc.	500,000	*
David Aas (3)	885,380	*
John Chapple (4)	2,081,024	1.1%
Mark Fanning (5)	378,486	*
TOTAL	26,248,181	14.5%

*	Less than 1%.

(1)	Based on 181,557,105 shares of Class A Common Stock outstanding as of December 31, 2004 as provided by Nextel Partners, Inc.

(2)	In Amendment No. 6 to Schedule 13G filed February 9, 2005, Eagle River Investments, L.L.C. (“Eagle River”) reported that it had sole voting power over 10,054,112 shares and sole dispositive power over 9,054,112 shares of the Company’s Class A common stock. In addition, Eagle River reported that of these shares, the Craig and Susan McCaw Foundation (the “Foundation”) held 1,989,413 shares, over which Eagle River retains the sole power to vote and direct the disposition, but has no beneficial interest therein.

(3)	Mr. Aas also beneficially owns 8,907 shares of Class A Common Stock and an exercisable option to purchase 470,000 shares of Class A Common Stock, none of which are subject to the Shareholders Agreement. Including the shares subject to the Shareholders Agreement, Mr. Aas beneficially owns an aggregate of 1,364,287 shares of Class A Common Stock, which represents 0.7% of the outstanding Class A Common Stock as of December 31, 2004.

(4)	Includes 736,666 shares held by JRC Coho LLC, an entity controlled by Mr. Chapple. Mr. Chapple also beneficially owns 147,839 shares of Class A Common Stock (of which, 145,000 shares are held by Panther Lake LLC, an entity controlled by Messrs. Chapple and John Thompson) and an exercisable option to purchase 902,500 shares of Class A Common Stock, none of which are subject to the Shareholders Agreement. Including the shares subject to the Shareholders Agreement, Mr. Chapple beneficially owns an aggregate of 3,131,363 shares of Class A Common Stock, which represents 1.7% of the outstanding Class A Common Stock as of December 31, 2004.

(5)	Mr. Fanning also beneficially owns 7,461 shares of Class A Common Stock and an exercisable option to purchase 396,250 shares of Class A Common Stock, none of which are subject to the Shareholders Agreement. Including the shares subject to

Page 5 of 7 pages

the Shareholders Agreement, Mr. Fanning beneficially owns an aggregate of 782,197 shares of Class A Common Stock, which represents 0.4% of the outstanding Class A Common Stock as of December 31, 2004.

Based on information provided by Nextel WIP Corp., it owns 100% of the outstanding Class B Common Stock. The Class B Common Stock is convertible into Class A Common Stock at any time on a one-for-one basis upon transfer to a person other than NCI, a majority-owned NCI subsidiary or a person or entity controlling NCI. However, because such transfers are prohibited under the Shareholders Agreement and the Nextel Partners, Inc. Restated Certificate of Incorporation until January 29, 2011, this Schedule 13G assumes Nextel WIP Corp. does not currently have the right to acquire shares of Class A Common Stock upon conversion of the Class B Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

Page 6 of 7 pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2005

Date

/s/ Mark Fanning

Signature

Mark Fanning

Name/Title

Page 7 of 7 pages